November 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness

T Stamp Inc. Registration Statement on Form S-3 Filed November 24, 2025 File No. 333-291758

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T Stamp Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Friday, November 28, 2025 at 4:00 p.m. Eastern time or as soon thereafter as practicable.

Very truly yours,

T Stamp Inc.

/s/ Gareth Genner
Gareth Genner
Chief Executive Officer

cc:	AS, Esq. & GHA, Esq.

CrowdCheck Law, LLP